UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Glowpoint, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

379887201

 (CUSIP No.)

December 31, 2010

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379887201

1	NAMES OF REPORTING PERSONS

Vicis Capital LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

8,252,625*
6 SHARED VOTING POWER

None
7 SOLE DISPOSITIVE POWER

8,252,625*
8 SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,252,625*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

38.8%
12	TYPE OF REPORTING PERSON*

IA

*  The number of shares reported as beneficially owned on this Schedule 13G/A takes into account the 1-for-4 reverse stock split effected by the Issuer on January 14, 2011.

SCHEDULE 13G
VICIS CAPITAL LLC
GLOWPOINT, INC.

Item 1(a)                Name of Issuer:

Glowpoint, Inc.

Item 1(b)                Address of Issuer’s Principal Executive Offices:

430 Mountain Avenue, Suite 301
Murray Hill, NJ 07974

Item 2(a)                Name of Person Filing:

Vicis Capital LLC

Item 2(b)                Address of Principal Business Office or, if none, Residence:

445 Park Avenue, Suite 1901
New York, NY 10022

Item 2(c)                Citizenship:

Vicis Capital LLC is a Delaware limited liability company

Item 2(d)                Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e)                CUSIP Number:

379887201

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control plan, in accordance with §240.13d-1(b)(1)(ii)(G). (Note: See Item 7).

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a)           Amount Beneficially Owned:

All 8,252,625 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor.   Vicis Capital LLC may be deemed to beneficially own such 8,252,625 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC.  The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time.  Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

(b)           Percent of Class:

38.8%.  Based upon approximately 21,253,604 shares outstanding on January 14, 2011 following the completion of the Issuer’s reverse stock split, as reported in the Issuer’s Current Report on Form 8-K filed on January 10, 2011, and taking into account the limitations contained in the Issuer’s Series A-2 Convertible Preferred Stock that is owned by Vicis, which limitations prevent Vicis from converting such Series A-2 Convertible Preferred Stock if such conversion would result in Vicis beneficially owning greater than 4.99% of the Common Stock outstanding at such time.

(c)           Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote

8,252,625 shares.

(ii)   Shared power to vote or to direct the vote

None.

(iii)  Sole power to dispose or to direct the disposition of

8,252,625 shares.

(iv)  Shared power to dispose or to direct the disposition of

None.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Vicis Capital Master Fund, a client of Vicis Capital LLC, a registered investment adviser, owns all the shares included on this Schedule and has the right to receive or the power to direct the receipt of dividends and proceeds from the sale of all the shares included on this Schedule.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2011.

VICIS CAPITAL LLC

/s/  Andrew Comito

Andrew Comito
Compliance Officer*

*Executed pursuant to the authorization of the members of Vicis Capital LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital LLC with respect to the Amacore Group, Inc. on October 1, 2009.